SEC file number 0-21782

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2004

FLETCHER CHALLENGE FORESTS LIMITED

(Translation of Registrant’s Name Into English)

8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [A] Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  [  ]   No  [A]

(If “Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                   .)

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statements on Forms F-3 (Nos. 333- 6526, 333- 8932 and 333- 12726) and S-8 (File No. 33- 97728) of Fletcher Challenge Forests Limited and certain of its subsidiaries and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 28 May 2004	FLETCHER CHALLENGE FORESTS LIMITED

P M GILLARD
SECRETARY

TO:	THE BUSINESS EDITOR

From:	Paul Gillard — Director, Corporate & Legal Services, Tenon Limited
	Telephone:	64-9-571 9846
	Fax:	64-9-571 9872

Please note: If you do not receive 1 page(s) including this page, or if any page is not readable, please call the Marlene Krone immediately on telephone 64-9-571 9808.

Information on Tenon Limited can be found at http://www.tenon.co.nz.

STOCK EXCHANGE LISTINGS: NEW ZEALAND (TEN), AUSTRALIA (TNN) & NEW YORK (FFS).

TENON SAYS RUBICON TAKEOVER OFFER GAINING LITTLE SUPPORT

Auckland, 28 May 2004 – The Chairman of Tenon Limited, Sir Dryden Spring, says the Rubicon partial takeover offer is gaining little support from Tenon’s non-institutional shareholders. He issued the following statement today:

“Despite acceptances from some institutions, which were expected, there is very little support being obtained from non-institutional shareholders.

“Tenon shareholders appear to be heeding the Independent Directors’ advice that Tenon is a transformed company, on track to generate good profits, and with strong growth prospects – while the Rubicon offer is unfair, undervalues the company, and offers no new strategies to replace current strategies which are generating real value for shareholders.

“Tenon’s advisers ABN AMRO tell us that based on their analysis and information as to institutional investor intentions, the Rubicon offer almost certainly requires a substantial degree of support from small shareholders to succeed.

“Rubicon’s initiatives this week lend weight to this view.

“Rubicon’s costly 11th hour offer of financial inducements to certain advisers whose clients accept the offer and the late establishment of a call centre to mount a phone campaign promoting the offer to Tenon shareholders are desperate measures.

“These steps wouldn’t be taken if the offer was showing any sign of gaining sufficient support from small shareholders.

“We are naturally disappointed that the Takeovers Panel has not upheld our complaint that the late introduction of the inducement is an unauthorised variation to the terms of the offer – but are heartened by the fact that, so far, the inducement seems to be having very limited impact.”

ENDS